

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 12, 2006

Mr. Wayne L. Schoonmaker
Principal Accounting Officer
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2005**
> **Filed January 31, 2006**
> **File No. 000-27667**

Dear Mr. Schoonmaker:

We have reviewed your Form 10-KSB and for the Fiscal Year Ended October 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

Risk Factors, page 4

1.   We note your response to comment 6 in your letter dated July 8, 2005, in which you submitted that in future filings you would add a risk factor that address the fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost. We could not locate such risk factor in your Form 10-KSB. Please add the risk factor or advise us why you have omitted it.

Management's Discussion and Analysis or Plan of Operation, page 11

2.   Please expand your MD&A as follows:

    •   Discuss and analyze your commitments and how you expect to fund them;

    •   Describe your sources of liquidity during the fiscal year ended October 31, 2005; and

    •   Describe the significant terms and the amount of funds you expect to raise through the private placement offering in progress.

3.   Please include a discussion of your critical accounting policies and address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying those policies. Specifically, you should provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance.

Controls and Procedures, page 12

4.   Please expand your conclusion that your disclosure controls and procedures are effective "in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act," to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne